Exhibit 99.1

ASX/Media Release

Immutep Granted United States Patent for IMP761,

a First-in-Class Agonist Antibody Targeting LAG-3

SYDNEY, AUSTRALIA – 20 June 2023 – Immutep Limited (ASX: IMM; NASDAQ: IMMP), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today announced the grant of a new patent (number 11,680,104) by the United States Patent Office. The granted claims are composition-of-matter type claims covering Immutep’s pre-clinical immunosuppressive product candidate IMP761, a first-in-class agonist LAG-3 antibody designed to target the root cause of autoimmune diseases by directly silencing self-antigen-specific effector T cells.

The patent is owned by Immutep S.A.S. and will expire on 22 February 2037 (including 174 days of patent term adjustment). This new United States patent follows the grant of the equivalent Japanese and European patents announced in July 2022 and October 2020, respectively. A divisional application has also been filed to pursue claims drawn to methods of treating T-cell mediated immune disorders, such as inflammatory or autoimmune diseases, by administration of IMP761.

Immutep CSO, Dr. Frédéric Triebel, said: “We have been making good progress in advancing IMP761 towards potential first-in-human clinical testing. In particular, we developed a 200L GMP-compliant manufacturing process in collaboration with our colleagues at Northway Biotech late last year, and more recently selected Charles River Laboratories to conduct a GLP toxicology study, a key step prior to first-in-human trials. In tandem, we continue to build our patent estate around this first-in-class drug candidate in key markets globally.”

About IMP761

IMP761, a first-in-class immunosuppressive LAG-3 agonist antibody, has the potential to address the root cause of many autoimmune diseases by specifically silencing autoimmune memory T cells that accumulate at disease sites. These T cells express LAG-3 as an “exhaustion marker” after being repeatedly stimulated with dominant self-peptides. As published in the Journal of Immunology in January 2020, encouraging pre-clinical results were achieved with IMP761 leading to significant inhibition of inflammatory T cell infiltration. Additional pre-clinical findings published in Pediatric Research in May 2021 show IMP761 led to large decreases in effector T cell cytokine secretion in a juvenile arthritis model.

About Immutep

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to market for patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Investors/Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 33, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889